UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

COLEY PHARMACEUTICAL GROUP, INC.

(Name of Subject Company)

COLEY PHARMACEUTICAL GROUP, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19388P 10 L

(CUSIP Number of Class of Securities)

Robert L. Bratzler, Ph.D.

President and Chief Executive Officer

(Principal Executive Officer)

93 Worcester Street, Suite 101

Wellesley, MA 02481

(781) 431-9000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

William T. Whelan, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of a joint press release of Coley Pharmaceutical Group, Inc. and Pfizer Inc., dated November 16, 2007, announcing that Pfizer and Coley have signed a definitive agreement pursuant to which Pfizer has agreed to acquire Coley.

For immediate release	Pfizer Contacts:
November 16, 2007	Shreya Prudlo (media)
212-733-4889
shreya.prudlo@pfizer.com

Jennifer Davis (investors)
212-733-0717
Jennifer.davis@pfizer.com

Coley Contacts:
Susan Hager (investors)
781-431-9019
shager@coleypharma.com

Karen Bergman (media)
650-575-1509
kbergman@bccpartners.com

PFIZER TO ACQUIRE COLEY PHARMACEUTICAL GROUP

Acquisition Will Expand Pfizer’s Investment in Vaccines, Broaden Scope of Research in a Number of Key Therapeutic Areas

NEW YORK AND WELLESLEY, MASSACHUSETTS, November 16, 2007—Pfizer Inc (NYSE: PFE) announced today it has entered into an agreement to acquire Coley Pharmaceutical Group, Inc. (NASDAQ: COLY), a publicly-held biopharmaceutical company specializing in vaccine adjuvant technology and a new class of immunomodulatory drug candidates designed to fight cancers, allergy and asthma disorders, and autoimmune diseases.

Under the terms of the agreement, Pfizer will make a cash tender offer for all of the outstanding common stock of Coley for $8.00 per share, representing an enterprise value of $164 million. The transaction is subject to customary closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the acquisition by Pfizer of a majority of Coley’s shares. Shareholders holding approximately 27% of the Coley shares have entered into agreements to tender their shares in the offer.

“This acquisition is an important component of Pfizer’s vaccine strategy and reflects our commitment to research new and more effective vaccines to prevent infectious diseases and to treat cancers and other debilitating conditions. Coley’s innovative product candidate portfolio and technology have the potential to significantly enhance future vaccine and immunotherapeutic approaches to a broad range of diseases including Alzheimer’s, asthma, infectious disease and oncology, where we already have strong collaborative research in place,” said Jeffrey B. Kindler, chairman and chief executive officer, Pfizer Inc.

Coley is a pioneer in a new class of drug candidates called TLR Therapeutics which work by stimulating or blocking important immune system receptors, called Toll-like receptors (TLRs), which, in turn, direct the immune system to fight disease. Coley has discovered proprietary clinical stage drug candidates targeting TLRs 7, 8 and 9.

“As a pioneer in the field of TLR-based vaccine adjuvants and immunomodulators, Coley is delighted to enter into this agreement with Pfizer, a partner who has demonstrated that they share our vision,” stated Robert L. Bratzler, President and Chief Executive Officer for Coley Pharmaceutical Group. “We believe this transaction is a strong testament to the therapeutic potential of targeting TLR pathways and reflects Pfizer’s commitment to discovering and advancing TLR Therapeutic candidates that may be capable of directing the immune system to treat a wide range of diseases.”

The acquisition is expected to close early in 2008. Lazard Frères and Co, LLC, and Covington & Burling, LLP advised Pfizer on this transaction. JPMorgan and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. advised Coley Pharmaceutical Group.

More information on both companies and the Coley TLR Therapeutics technology can be found at www.pfizer.com and www.coleypharma.com.

###

Conference Call: Coley management will be hosting a conference call and webcast to discuss the transaction today, Friday, November 16, 2007, at 10:00am Eastern Time.

To access the live audio broadcast or the subsequent archived recording of the call, please visit the Investor Center section of the Coley website at www.coleypharma.com. Please log onto Coley’s website several minutes prior to the start of the call to ensure adequate time for any software download that may be required. A replay of this webcast will be available through November 30, 2007.

Investors may participate in the conference call by dialing either +1- 866-314-5232 in the U.S. or +1-617-213-8052 outside the U.S. and typing in the passcode 97926444. A replay of this call will be available at +1-888-286-8010 (U.S.) or +1-617-801-6888 (international) using the passcode 91373615 until November 30, 2007.

The webcast is also being distributed through the Thomson StreetEvents Network to both institutional and individual investors. Individual investors can listen to the call at www.fulldisclosure.com and institutional investors can access the call via www.streetevents.com.

PFIZER DISCLOSURE NOTICE: The information contained in this release is as of November 16, 2007. Except to the extent required by law, Pfizer assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments.

This release contains forward-looking information about an agreement by Pfizer to acquire Coley Pharmaceutical Group and about Coley’s drug candidates, vaccine technology and the potential benefits of such drug candidates and technology. Such information involves substantial risks and uncertainties including, among other things, the satisfaction of conditions to closing the agreement; the uncertainties inherent in research and development activities; decisions by regulatory authorities regarding whether and when to approve any drug applications for such drug candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such drug candidates; and competitive developments.

A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its reports on Form 10-Q and Form 8-K.

Important Additional Information: The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Coley. At the time the tender offer is commenced, Corvette Acquisition Corp. and Pfizer intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Coley intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Pfizer and Coley intend to mail these documents to the stockholders of Coley. These documents will contain important information about the tender offer and stockholders of Coley are urged to read them carefully when they become available. Stockholders of Coley will be able to obtain a free copy of these documents (when they become available) at www.pfizer.com and www.coleypharma.com and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/.

The following is a copy of a letter that was sent by Coley Pharmaceutical Group, Inc. to its employees on November 16, 2007, relating to the announcement that Pfizer and Coley have signed a definitive agreement pursuant to which Pfizer has agreed to acquire Coley.

Dear Team Coley,

I am very pleased today to announce the planned acquisition of Coley by Pfizer Inc, our global collaborator in the area of cancer. Under Pfizer’s direction, we believe we will realize our ultimate mission of improving human health with innovative medicines that target and direct the immune system.

Coley has enjoyed a collegial and supportive relationship with Pfizer. In March 2005, we entered into a significant license agreement with Pfizer granting exclusive development and worldwide marketing rights to our lead compound, PF-3512676, for the treatment and control of multiple cancers. Since signing the agreement, Pfizer has continued to invest in, expand and support this program.

We believe Pfizer’s actions demonstrate a strong commitment to the continued clinical development of PF-3512676 and a shared vision with Coley of the important role that TLR mediation can play in the treatment of a broad range of cancers and other diseases.

Pfizer is the world’s largest research-based biomedical and pharmaceutical company. Corporate headquarters are located in New York, with major research and development locations in the United States and England. In 2006, Pfizer earned $48.4 billion in revenues and invested $7.6 billion in research and development. Pfizer’s research and development efforts span 11 therapeutic areas including allergy and asthma, infectious diseases, inflammation and oncology—all areas of synergy with Coley. With Pfizer’s entry into vaccines, we are excited about the prospects of our know-how in TLR immunology enabling their strategy in this area.

We believe Pfizer has demonstrated it is an organization that is scientifically inquisitive, clinically adept and commercially focused. For these reasons and more, we believe Pfizer is an extraordinary fit to build upon our pioneering efforts in the area of Toll-like receptors and develop drug and vaccine adjuvant candidates that interact with multiple Toll-like receptor targets through varied molecular approaches.

As we announce this acquisition agreement today, we hope you can appreciate Pfizer and Coley’s shared vision. In our ongoing relationship with Pfizer in cancer, Pfizer has made clear how impressed it is by the caliber of talent at Coley. They are also very impressed with our technology and know-how associated with the development of new vaccines. This sale to Pfizer is just a first step in a process which ultimately, I believe, will position our technology and products to advance ever closer to the ultimate goal, improving human health and making a difference in the lives of patients.

Completion of this transaction is subject to 50 percent of our shareholders tendering their shares to Pfizer, and other standard conditions, including securities and antitrust filings. We expect the transaction will close early in 2008. As a next step following today’s announcement, a transition team, composed of representatives of Coley and Pfizer, is being formed with responsibility to determine how we maximize on the talents and resources of Coley. Starting with an employee global teleconference this morning at 09:00 US Eastern time; 15:00 Central European Time, we expect to hold regular meetings and provide updates to help answer questions that arise throughout this process. I am sure you understand that we won’t have all the answers to your questions, and that some of them can only be answered once the transaction is closed.

We look forward to bringing this transaction to a conclusion as quickly as possible. In the meantime, as we work toward finalizing this transaction, our priority must remain on the continued success of our business.

I look forward to talking with everyone shortly.

Best,

Bob

Additional Information About the Tender Offer and Where to Find It.

The tender offer for the outstanding common stock of Coley referred to in this letter has not yet commenced. This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities.

The solicitation and the offer to buy shares of Coley common stock will be made pursuant to an offer to purchase and related materials that Pfizer intends to file with the U.S. Securities and Exchange Commission. At the time the Offer is commenced, Pfizer will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Coley will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Coley. In addition, all of these materials (and all other materials filed by Coley with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Coley at www.coleypharma.com.